

December 23, 2014

<u>Via E-mail</u>
Daniel W. Balsiger
President
Icon Vapor, Inc.
11578 Sorrento Valley Road
San Diego, CA 92121

> **Re: Icon Vapor, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 5, 2014**
> **File No. 000-55284**

Dear Mr. Balsiger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

<u>Description of Business, page 3</u>

1. We note your response to prior comment 2. Please revise the disclosure in the fourth paragraph of this section to explain which of your products do not contain any nicotine. Also, disclose the amount of revenue that you generated during the year ended December 31, 2013 and during the nine months ended September 30, 2014 from your products that do not contain any nicotine.

<u>Government Regulation, page 8</u>

2. We note your response to prior comment 5. Expand the reference to the prohibition on sales to individuals under 18 in the sixth paragraph of this section to disclose the proposed ban on vending machine sales. In addition, expand the disclosure of warning

labels mentioned in the seventh paragraph to explain that under the proposed rule manufacturers would be subject to no direct and implied claims of reduced risk such as "light," "low" and "mild" descriptions unless the FDA confirms that scientific evidence supports the claim and that marketing the product will benefit public health. Also, please ensure that you have disclosed the material requirements of the proposed rule, such as: (1) manufacturers would be subject to registration with, and reporting of product and ingredient listings to the FDA; (2) no marketing of new tobacco products prior to FDA review; and (3) enforcement actions being brought against products determined to be adulterated and misbranded under the Tobacco Control Act.

Management's Discussion and Analysis of Financial Condition, page 26

3.   Please update the discussion of your debt in the paragraphs at the bottom of page 26 and the top of page 27 to September 30, 2014, the most recent period end presented in your filing.

Liquidity and Capital Resources, page 29

4.   For the nine month periods, please revise the numerical disclosures under the paragraphs "Operations" and "Financing" to be consistent with amounts presented in your revised cash flow statements.

5.   We note your response to prior comment 11. Please update the disclosure in this section. For example, we note that you mention your cash and cash equivalents on hand as of December 31, 2013. Also, clarify the reference that you can continue operations for the next twelve months. For example are you referring to the next twelve months from December 31, 2013 or from September 30, 2014?

Recent Sales of Unregistered Securities, page 37

6.   We note your response to prior comment 14. However, in view of your disclosure on page 8 of your Form 1-A amended August 1, 2013 that Kodiak had the option to purchase shares of your common stock at a fixed price of $.40 per share and that your offering statement was declared qualified on August 14, 2013, please tell us whether you have considered adding a risk factor to highlight that on August 28, 2013 you instead issued 600,000 shares to Kodiak at a purchase price of $.225 per share.

7.   We note your response to prior comment 15. Please provide the disclosure required by Item 701(d) of Regulation S-K for: (1) the issuance of shares of common stock on August 30, 2013; and (2) the issuance of shares from July 24, 2014 to September 24, 2014.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2014 and 2013

Note 9. Subsequent Events, page F-11

8.   We see that you issued a press release dated December 4, 2014 that on November 27, 2014 you completed the acquisition of Green Tree Syndicate, Inc. Accordingly, please revise to disclose that the acquisition has been completed. Please also provide the disclosures required by ASC 805-10-50-4. Under that guidance, you should provide the disclosures required by ASC 805-10-50-2 to the extent they are currently available. You should also identify any required disclosures not yet available and describe the reasons why such disclosures are not yet available.

9.   Please revise so that your description of the cash portion of the purchase price is consistent with the description included in section 1.03 of the acquisition agreement.

10.   Tell us when you will provide financial statements for the acquired entity pursuant to Rule 8-04 of Regulation S-X or explain to us why they are not required. For purposes of assessing whether the acquired entity is a business, please refer to the guidance in Rule 11-01(d) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Luke C. Zouvas